BC FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Reporting Issuer

Rainchief Energy Inc.

Suite 900 – 925 West Georgia Street

Vancouver, British Columbia

Canada V6C-3L2

Item 2	Date of Material Change

November 2, 2010

Item 3	News Release

Issued November 26, 2010 at Vancouver, BC.

Item 4	Summary of Material Change

On November 2, 2010 Rainchief Energy Inc. executed debt settlement agreements with two creditors. Bevitor Holdings Ltd agreed to receive $5000 cash and 100,000 Class “A” common shares to settle US$32,632.78 and CDN$5,859.75 respectfully. Proactive Communications agreed to received 30,000 class “A” common shares to settle CDN$7500.00. The outstanding balances were a result of accrued consulting fees incurred in 2009.

Item 5	Full Description of Material Change

See attached News Release.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

The Company is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7	Omitted Information

There is no omitted information

Item 8	Executive Officer

Brad Moynes, President at (604) 484-5761

Item 9	Dated at Vancouver, British Columbia, November 26, 2010

“Brad Moynes”

_________________________________
Brad Moynes, President

RAINCHIEF ENERGY INC.
(the “Company”)
Suite 900 – 925 West Georgia Street
Vancouver, British Columbia V6C-3L2
Tel: 604-484-5761
Fax: 604-484-5760

Trading Symbol: RCFEF	November 26, 2010

DEBT SETTLEMENT

On November 2, 2010 Rainchief Energy Inc. executed debt settlement agreements with two creditors. Bevitor Holdings Ltd agreed to receive $5000 cash and 100,000 Class “A” common shares to settle US$32,632.78 and CDN$5,859.75 respectfully. Proactive Communications agreed to received 30,000 class “A” common shares to settle CDN$7500.00.

About RainChief Energy:

RainChief Energy Inc. is a Canadian-based independent renewable energy producer currently engaged in the development of PV solar energy projects in Italy and the European Union. RainChief and key operational partners have the combined capabilities to manage and direct all key steps in the selection, authorization, financing, development and operations of PV solar power projects. Operating partners, plus project suppliers and contractors have demonstrated capabilities in the areas of project development, engineering and construction.

ON BEHALF OF THE BOARD OF DIRECTORS,

“Brad Moynes”
Brad Moynes, President